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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                           Mid-Iowa Financial Corp.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   59540A100
        _______________________________________________________________
                                (CUSIP Number)

James B. Langeness of
Duncan, Green, Brown, Langeness & Eckley, A Professional Corporation
400 Locust Street, Suite 380                            Telephone: 515/288-6440
Des Moines, Iowa 50309                                  Facsimile: 515/288-6448
________________________________________________________________________________
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 24, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              SEC 1746 (12-91)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 59540A100                                      PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

      (a) I.S.B. Bancorporation, Inc. (I.R.S. Identification No. 42-1244763)
      (b) L.B.T. Bancorporation (I.R.S. Identification No. 42-1343665)
      (c) First Liberty Bancorp. (I.R.S. Identification No. 42-1259760)
      (d) Winnebago County Bancorporation (I.R.S. Identification No. 42-1315341)
      (e) W.A. Krause (S.S. No. ###-##-####)
      (f) Richard O. Wikert (S.S. No. ###-##-####)
      (g) C. Wilson Persinger Trust (Trust Identification No. 480183038)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    (a) I.S.B. Bancorporation, Inc.: WC
      (b) L.B.T. Bancorporation: WC
      (c) First Liberty Bancorp.: WC
      (d) Winnebago County Bancorporation: WC
      (e) W.A. Krause: PF
      (f) Richard O. Wikert: PF
      (g) C. Wilson Persinger Trust: PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    (a) I.S.B. Bancorporation, Inc.: State of Iowa
      (b) L.B.T. Bancorporation: State of Iowa
      (c) First Liberty Bancorp.: State of Iowa
      (d) Winnebago County Bancorporation: State of Iowa
      (e) W.A. Krause: State of Iowa
      (f) Richard O. Wikert: State of Nebraska
      (g) C. Wilson Persinger Trust: State of Iowa
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       7    (a) I.S.B. Bancorporation, Inc.: 41,000
                          (b) L.B.T. Bancorporation: 2,000
                          (c) First Liberty Bancorp.: 30,000
                          (d) Winnebago Co. Bancorp.: 6,000
      SHARES              (e) W.A. Krause: 21,374
                          (f) Richard O. Wikert: 10,819
                          (g) C. Wilson Persinger Trust: 9,807
                   -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    (a) I.S.B. Bancorporation, Inc.: -0-
                          (b) L.B.T. Bancorporation: -0-
                          (c) First Liberty Bancorp.: -0-
                          (d) Winnebago Co. Bancorp.: -0-
     OWNED BY             (e) W.A. Krause: -0-
                          (f) Richard O. Wikert: -0-
                          (g) C. Wilson Persinger Trust: -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    (a) I.S.B. Bancorporation, Inc.: 41,000
                          (b) L.B.T. Bancorporation: 2,000
                          (c) First Liberty Bancorp.: 30,000
    REPORTING             (d) Winnebago Co. Bancorp.: 6,000
                          (e) W.A. Krause: 21,374
                          (f) Richard O. Wikert: 10,819
                          (g) C. Wilson Persinger Trust: 9,807
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10   (a) I.S.B. Bancorporation, Inc.: -0-
                          (b) L.B.T. Bancorporation: -0-
       WITH               (c) First Liberty Bancorp.: -0-
                          (d) Winnebago Co. Bancorp.: -0-
                          (e) W.A. Krause: -0-
                          (f) Richard O. Wikert: -0-
                          (g) C. Wilson Persinger Trust: -0-
------------------------------------------------------------------------------

                                 Page 2 of 13 pages

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    (a) I.S.B. Bancorporation, Inc.: 41,000
      (b) L.B.T. Bancorporation: 2,000
      (c) First Liberty Bancorp.: 30,000
      (d) Winnebago County Bancorporation: 6,000
      (e) W.A. Krause: 21,374
      (f) Richard O. Wikert: 10,819
      (g) C. Wilson Persinger Trust: 9,807

      (h) Combined (a) + (b) + (c) + (d) + (e) + (f) + (g) = 121,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13    (a) I.S.B. Bancorporation, Inc.: 2.48%
      (b) L.B.T. Bancorporation: .12%
      (c) First Liberty Bancorp.: 1.81%
      (d) Winnebago County Bancorporation: .36%
      (e) W.A. Krause: 1.29%
      (f) Richard O. Wikert: .65%
      (g) C. Wilson Persinger Trust: .59%

      (h) Combined (a) + (b) + (c) + (d) + (e) + (f) + (g) = 7.30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    (a) I.S.B. Bancorporation, Inc.: CO
      (b) L.B.T. Bancorporation: CO
      (c) First Liberty Bancorp.: CO
      (d) Winnebago County Bancorporation: CO
      (e) W.A. Krause: IN
      (f) Richard O. Wikert: IN
      (g) C. Wilson Persinger Trust: OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                              Page 3 of 13 pages

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement relates is the Common Stock, $0.01 par value, (the "Shares") of Mid-Iowa Financial Corp., a Delaware corporation (the "Issuer"). The Issuer's Shares are traded over the counter and are listed on the NASDAQ "Small Cap" Market under the symbol "MIFC." The principal executive offices of the Issuer are located at 123 West Second Street North, Newton, Iowa 50208.

ITEM 2.   IDENTITY AND BACKGROUND.

          ((a) through (f)). This Statement is being jointly filed by I.S.B. Bancorporation, Inc., an Iowa corporation ("ISB"), L.B.T. Bancorporation, an Iowa corporation ("LBT"), First Liberty Bancorp., an Iowa corporation ("FIRST"), Winnebago County Bancorporation, an Iowa corporation ("WINNEBAGO"), W.A. Krause ("KRAUSE"), Richard O. Wikert ("WIKERT"), and the C. Wilson Persinger Trust ("TRUST"). The principal executive offices of ISB, LBT, FIRST and WINNEBAGO are located at 4201 Westown Parkway, Suite 320, West Des Moines, Iowa, 50266. ISB is a one-bank holding company created for the purpose of owning all of the outstanding capital stock of Liberty Bank & Trust, Woodbine, Iowa. LBT is a one-bank holding company created for the purpose of owning all of the outstanding capital stock of Liberty Bank & Trust, Lake Mills, Iowa. FIRST is a one-bank holding company created for the purpose of owning all of the outstanding capital stock of Liberty Bank and Trust, Mason City, Iowa. WINNEBAGO is a one-bank holding company created for the purpose of owning all of the outstanding capital stock of Liberty Bank & Trust, Forest City, Iowa. KRAUSE is an individual who resides in Des Moines, Iowa. WIKERT is an individual who resides in Fremont, Nebraska. TRUST is a trust established by C. Wilson Persinger, an individual who resides in Sioux City, Iowa.

          The following table furnishes the name, business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of each executive officer and director of ISB, LBT, FIRST and WINNEBAGO:

EXECUTIVE OFFICERS AND DIRECTORS OF ISB:

        NAME              BUSINESS ADDRESS       PRINCIPAL OCCUPATION   CITIZENSHIP
===================================================================================
W.A. Krause             4201 Westown Parkway         President and          USA
                      West Des Moines, IA 50266   Treasurer of Krause
                                                  Gentle Corporation
-----------------------------------------------------------------------------------
Richard O. Wikert        340 East Military         President of R & M       USA
                         Fremont, NE 68025             Companies
-----------------------------------------------------------------------------------
C. Wilson Persinger  4400 South Lewis Boulevard    Chairman of Wilson       USA
                        Sioux City, IA 51106        Trailer Company
-----------------------------------------------------------------------------------

                               Page 4 of 13 Pages

EXECUTIVE OFFICERS AND DIRECTORS OF LBT:

        NAME              BUSINESS ADDRESS       PRINCIPAL OCCUPATION   CITIZENSHIP
===================================================================================
W.A. Krause             4201 Westown Parkway         President and          USA
                     West Des Moines, IA 50266    Treasurer of Krause
                                                   Gentle Corporation
-----------------------------------------------------------------------------------
Richard O. Wikert        340 East Military         President of R & M       USA
                         Fremont, NE 68025              Companies
-----------------------------------------------------------------------------------
C. Wilson Persinger  4400 South Lewis Boulevard    Chairman of Wilson       USA
                        Sioux City, IA 51106         Trailer Company
-----------------------------------------------------------------------------------

EXECUTIVE OFFICERS AND DIRECTORS OF FIRST:

        NAME              BUSINESS ADDRESS       PRINCIPAL OCCUPATION   CITIZENSHIP
===================================================================================
W.A. Krause            4201 Westown Parkway          President and           USA
                     West Des Moines, IA 50266         Treasurer
                                                    of Krause Gentle
                                                      Corporation
-----------------------------------------------------------------------------------
Richard O. Wikert       340 East Military          President of R & M        USA
                        Fremont, NE 68025              Companies
-----------------------------------------------------------------------------------
C. Wilson Persinger  4400 South Lewis Boulevard    Chairman of Wilson        USA
                        Sioux City, IA 51106        Trailer Company
-----------------------------------------------------------------------------------
Kyle J. Krause       4201 Westown Pkwy, Ste. 220    Vice President of        USA
                      West Des Moines, IA 50266     Finance of Krause
                                                    Gentle Corporation
-----------------------------------------------------------------------------------

EXECUTIVE OFFICERS AND DIRECTORS OF WINNEBAGO:

        NAME              BUSINESS ADDRESS       PRINCIPAL OCCUPATION   CITIZENSHIP
===================================================================================
W.A. Krause             4201 Westown Parkway         President and           USA
                     West Des Moines, IA 50266    Treasurer of Krause
                                                  Gentle Corporation
-----------------------------------------------------------------------------------
Richard O. Wikert        340 East Military         President of R & M        USA
                         Fremont, NE 68025              Companies
-----------------------------------------------------------------------------------
C. Wilson Persinger  4400 South Lewis Boulevard    Chairman of Wilson        USA
                        Sioux City, IA 51106         Trailer Company
-----------------------------------------------------------------------------------

                               Page 5 of 13 Pages

          The natural persons reporting in this Schedule 13D are as follows:

        NAME              BUSINESS ADDRESS       PRINCIPAL OCCUPATION   CITIZENSHIP
===================================================================================
W.A. Krause             4201 Westown Parkway         President and           USA
                     West Des Moines, IA 50266    Treasurer of Krause
                                                  Gentle Corporation
-----------------------------------------------------------------------------------
Richard O. Wikert        340 East Military         President of R & M        USA
                         Fremont, NE 68025             Companies
-----------------------------------------------------------------------------------
C. Wilson Persinger    4400 South Lewis Blvd       Chairman of Wilson        USA
                       Sioux City, IA 51106          Trailer Company
-----------------------------------------------------------------------------------

          During the past five years neither ISB, LBT, FIRST, WINNEBAGO, KRAUSE, WIKERT, nor the TRUST, nor, to the best knowledge of ISB, LBT, FIRST and WINNEBAGO, any of their respective executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found to have violated any such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Funds for ISB's purchases of the Shares reported on this Schedule 13D were provided from the working capital of ISB. Funds for LBT's purchases of the Shares reported on this Schedule 13D were provided from the working capital of LBT. Funds for FIRST's purchases of the Shares reported on this Schedule 13D were provided from the working capital of FIRST. Funds for WINNEBAGO's purchases of the Shares reported on this Schedule 13D were provided from the working capital of WINNEBAGO. Funds for KRAUSE's purchases of the Shares reported on this Schedule 13D were provided from the personal funds of KRAUSE. Funds for WIKERT's purchase of the Shares reported on this Schedule 13D were provided from the personal funds of WIKERT. Funds for the TRUST's purchase of the Shares reported on the Schedule 13D were provided from the personal funds of the TRUST.

ITEM 4.   PURPOSE OF TRANSACTION.

          All of the Shares purchased by ISB, LBT, FIRST and WINNEBAGO have been acquired and are being held solely for investment purposes. ISB, LBT, FIRST, WINNEBAGO, KRAUSE, WIKERT, and the TRUST believe that the Shares represent an attractive investment opportunity at this time. ISB, LBT, FIRST, WINNEBAGO, KRAUSE, WIKERT, and the TRUST may make additional purchases

                               Page 6 of 13 Pages
          of Shares for investment in the open market, in privately negotiated transactions, or from the Issuer, subject to state and federal regulatory requirements and certain provisions of the Issuer's Certificate of Incorporation and Bylaws, as mentioned below, and depending on ISB's, LBT's, FIRST's, WINNEBAGO's, KRAUSE's, WIKERT's, and/or the TRUST's evaluation of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available to ISB, LBT, FIRST, WINNEBAGO, KRAUSE, WIKERT, and/or the TRUST prospects for ISB's, LBT's, FIRST's, WINNEBAGO's, KRAUSE's, WIKERT's, and/or the TRUST's own business, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, ISB, LBT, FIRST, WINNEBAGO, KRAUSE, WIKERT, and/or the TRUST may decide to sell all or part of their respective investments in the Shares, although neither ISB, LBT, FIRST, WINNEBAGO, KRAUSE, WIKERT, nor the TRUST has any current intention to do so.

          As part of ISB's, LBT's, FIRST's, WINNEBAGO's, KRAUSE's, WIKERT's, and the TRUST's ongoing assessments of their respective investments in the Issuer, ISB, LBT, FIRST, WINNEBAGO, KRAUSE, WIKERT, and the TRUST each reserve the right to contact and meet with management of the Issuer in the future. As of the date of this Schedule 13D, no Reporting Person has engaged in discussions with management of the Issuer.

          Although ISB's, LBT's, FIRST's, WINNEBAGO's, KRAUSE's, WIKERT's, and the TRUST's purchases of the Shares have been made solely for investment purposes, at some future time ISB, LBT, FIRST, WINNEBAGO, KRAUSE, WIKERT, and/or the TRUST might decide that it is desirable to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer. However, the managements of ISB, LBT, FIRST, and WINNEBAGO respectively, have made no decision, and have not been authorized by the respective Boards of Directors of ISB, LBT, FIRST, and WINNEBAGO, to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer. Similarly, neither KRAUSE, WIKERT, nor the TRUST have made a decision to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer.

          According to the Issuer's Subscription and Community Prospectus dated August 12, 1992, various provisions of the Issuer's Certificate of Incorporation and Bylaws impose certain restrictions on the acquisition, ownership and voting of the Shares. Such provisions may discourage potential takeover attempts, particularly those that have not been negotiated directly with the Board of Directors of the Issuer. Included among these provisions are provisions (i) limiting the voting power of Shares held by persons owning 10% or more of the Shares, (ii) requiring a supermajority vote of stockholders for approval of certain business combinations, (iii) establishing staggered terms for the Board of Directors, (iv) permitting special meetings of stockholders to be called only by the Board of Directors, and (v) authorizing a class of preferred stock with terms to be established by the Board of Directors. These provisions could prevent the sale or merger of the Issuer even where a majority of

                               Page 7 of 13 Pages
          the stockholders approve of such transaction. Furthermore, numerous restrictions are provided for under certain federal and state laws with respect to the acquisition and ownership of the Shares. For example, per the Issuer's said prospectus, regulations of the Office of Thrift Supervision, Department of Treasury ("OTS") prohibit any person for three years following the conversion of a savings and loan association (the Issuer's initial public offering of up to 402,500 shares of common stock in August, 1992, was part of such a conversion) without prior approval of the OTS, from acquiring or making an offer (if not opposed by the institution) to acquire more than 10% of the stock of a converted savings and loan association if such person is, or after consummation of such acquisition would be, the beneficial owner of more than 10% of the stock of such converted savings and loan association. Federal law and regulations also require OTS approval prior to the acquisition of "control" (as defined in OTS regulations) of an insured institution, including a holding company thereof. These regulations could have the effect of discouraging takeover attempts of the Issuer. Additionally, according to the Issuer's said prospectus, the Issuer's Stock Option and Incentive Plan and the Issuer's Management Recognition and Retention Plan and Trust as well as certain proposed employment agreements all contain provisions that could have the effect of discouraging takeover attempts of the Issuer.

          Except as set forth herein, neither ISB, LBT, FIRST, WINNEBAGO, KRAUSE, WIKERT, nor the TRUST, nor, to the best knowledge of ISB, LBT, FIRST, and WINNEBAGO any of their respective executive officers or directors has any present plans or proposals that relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                               Page 8 of 13 Pages

          (h) A class of securities of the Issuer ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

          The fact that the Reporting Persons have filed this Schedule 13D jointly shall not constitute an admission that the Reporting Persons are acting in concert for the purpose of the Securities Exchange Act of 1934 or for any other purpose.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date of this Schedule 13D, ISB owned directly 41,000 Shares, representing approximately 2.48% of the class outstanding. As of the date of this Schedule 13D, LBT owned directly 2,000 Shares, representing approximately .12% of the class outstanding. As of the date of this Schedule 13D, FIRST owned directly 30,000 Shares, representing approximately 1.81% of the class outstanding. As of the date of this Schedule 13D, WINNEBAGO owned directly 6,000 Shares, representing approximately .36% of the class outstanding. As of the date of this Schedule 13D, KRAUSE owned directly 21,374 Shares, representing approximately 1.29% of the class outstanding. As of the date of the Schedule 13D, WIKERT owned directly 10,819 Shares, representing .65% of the class outstanding. As of the date of this Schedule 13D, the TRUST owned directly 9,807 Shares, representing .59% of the class outstanding. Hence, ISB, LBT, FIRST, WINNEBAGO, KRAUSE, WIKERT, and the TRUST collectively own 121,000 Shares, representing approximately 7.30% of the class outstanding. As a precautionary measure, ISB, LBT, FIRST, WINNEBAGO, KRAUSE, WIKERT, and the TRUST have elected to file this Statement on a joint basis inasmuch as they may be deemed by a third party to constitute a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) due to their existing management and ownership structures. However, each Reporting Person expressly disclaims the existence of a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with the other Reporting Persons, and each Reporting Person further disclaims beneficial ownership of the other Reporting Persons' Shares. It is noted that the management structure, stock ownership and shareholders of ISB, LBT, FIRST, and WINNEBAGO are not identical. In any event, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any other Reporting Person's Shares or a

                               Page 9 of 13 Pages
               member of a group either for the purpose of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

          (b) ISB has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it. LBT has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it. FIRST has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it. WINNEBAGO has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it. KRAUSE has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by him. WIKERT has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by him. The TRUST has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it. Each of the Reporting Persons retains the absolute right to vote and dispose of its Shares as it individually determines.

          (c) The following table describes any transactions in the Shares effected during the past 60 days, all of which, except as noted, were effected in the over-the-counter open market:


SHARE TRANSACTIONS EFFECTED BY ISB:

             DATE OF SALE      NUMBER OF SHARES  SALE PRICE PER
                                     SOLD            SHARE
          =====================================================
          December 24, 1996         42,000          $6.375
          -----------------------------------------------------

SHARE TRANSACTIONS EFFECTED BY KRAUSE:

           DATE OF PURCHASE    NUMBER OF SHARES  PURCHASE PRICE PER
                                  PURCHASED            SHARE
          =========================================================
          December 24, 1996         21,374             $6.375
          ---------------------------------------------------------

                              Page 10 of 13 Pages

SHARE TRANSACTIONS EFFECTED BY WIKERT:

           DATE OF PURCHASE    NUMBER OF SHARES  PURCHASE PRICE PER
                                  PURCHASED            SHARE
          =========================================================
          December 24, 1996        10,819              $6.375
          ---------------------------------------------------------

SHARE TRANSACTIONS EFFECTED BY THE TRUST:

           DATE OF PURCHASE    NUMBER OF SHARES  PURCHASE PRICE PER
                                  PURCHASED            SHARE
          =========================================================
          December 24, 1996         9.807              $6.375
          ---------------------------------------------------------


          (d) No person other than ISB has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by ISB. No person other than LBT has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by LBT. No person other than FIRST has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by FIRST. No person other than WINNEBAGO has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by WINNEBAGO. No person other than KRAUSE has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by KRAUSE. No person other than WIKERT has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by WIKERT. No person other than the TRUST has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the TRUST.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described in the Statement on Schedule 13D, neither ISB, LBT, FIRST, WINNEBAGO, KRAUSE, WIKERT, nor the TRUST, nor, to the best knowledge of ISB, LBT, FIRST, and WINNEBAGO any of the respective executive officers and directors of ISB, LBT, FIRST, and WINNEBAGO has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option

                              Page 11 of 13 Pages
          arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Subject to the foregoing, ISB, LBT, FIRST, WINNEBAGO, KRAUSE, WIKERT, and the TRUST agree and understand that this Statement is being filed on a joint basis and thus it is being filed on behalf of each such Reporting Person. This joint filing agreement is evidenced by the signatures of the Reporting Person's respective authorized representatives as set forth below.

                                   Signatures
                                   ----------

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                      I.S.B. BANCORPORATION, INC.



Dated:  ____________________     By:  _____________________________________
                                      W.A. Krause, Secretary and Treasurer


                                      L.B.T. BANCORPORATION



Dated:  ____________________     By:  _____________________________________
                                      W.A. Krause, Secretary and Treasurer


                                      FIRST LIBERTY BANCORP.



Dated:  ____________________     By:  _____________________________________
                                      W.A. Krause, Secretary and Treasurer


                                      WINNEBAGO COUNTY BANCORPORATION



Dated:  ____________________     By:  _____________________________________
                                      W.A. Krause, Secretary and Treasurer

                              Page 12 of 13 Pages

Dated:  ____________________          _____________________________________
                                      W.A. Krause



Dated:  ____________________          _____________________________________
                                      Richard O. Wikert



                                      THE C. WILSON PERSINGER TRUST



Dated:  ____________________     By:  _____________________________________
                                      C. Wilson Persinger, Trustee

                              Page 13 of 13 Pages